Exhibit 2

Denison Mines Corp. Atrium on Bay, 595 Bay Street, Suite 402 Toronto, ON M5G 2C2 Ph. 416-979-1991 • Fx. 416-979-5893 www.denisonmines.com

PRESS RELEASE

DENISON ANNOUNCES 2013 EXPLORATION AND DEVELOPMENT PLANS

Toronto, ON – January 10, 2013… Denison Mines Corp. (TSX:DML) (NYSE MKT:DNN) (“Denison” or the “Company”) announces that its 2013 exploration plans are focussed on the Athabasca Basin with over 44,000 metres of drilling planned, a 25% increase over the amount drilled in 2012. “The 2013 plan will continue to focus on expanding our 60% owned Wheeler River project resource base and other high priority Athabasca Basin exploration projects will receive more attention than in recent years” said Ron Hochstein, President and CEO of Denison.

Athabasca Basin

Exploration

In Canada, Denison will manage or participate in 11 exploration programs, of which Wheeler River will continue to be the primary focus. The total budget for these programs is Cdn$14.6 million of which Denison’s share is Cdn$9.9 million. At Wheeler River, a 25,000 metre winter and summer drill program is planned along with geophysical surveys at a total cost of Cdn$6.8 million (Denison’s share Cdn$4.1 million). Drilling at Wheeler River will have a greater emphasis on exploration as compared to past years, both proximal to Phoenix and at other target areas. A small component of in-fill drilling is also planned to further expand and upgrade the Phoenix Mineral Resource estimates which were announced earlier this week.

In addition to the Wheeler River project, winter drill programs are also planned for Moore Lake (6,400 metres), Hatchet Lake (1,940 metres), Wolly (2,500 metres) and McClean Lake (4,000 metres). Wolly and McClean Lake are operated by AREVA Resources Canada Inc. and Denison’s interest is 22.5% in each of those projects. Exploration work including drilling or geophysical programs will also be carried out on the Crawford, Bachman, Russell Lake, Stevenson River, Perpete Lake and Bell Lake properties.

Development/Operations

In Canada, Cdn$3.5 million (Denison’s share Cdn$814,000) is budgeted to be spent on the Midwest and McClean Underground development stage projects and the Surface Access Borehole Resource Extraction (“SABRE”) program in 2013. The McClean Underground project Feasibility Study was completed in the fourth quarter of 2012 and a decision was made to postpone a production decision due to the poor uranium market conditions. A production decision will be revisited in 2013. Very little work is currently planned on the Midwest project. A majority of the expenditures are planned for the evaluation of the results of the SABRE two hole test program completed in 2012 and the preliminary evaluation of the SABRE mining method for the Caribou and Midwest deposits.

The McClean Lake mill continues to be on stand-by, but activity at the mill has begun to ramp up in preparation for processing of Cigar Lake ore anticipated to begin later in 2013. Construction on the McClean Lake mill expansion, which is 100% funded by the Cigar Lake Joint Venture, began last summer and will increase annual production capacity to 24 million pounds U3O8 . Denison’s share of operating and capital expenditures in 2013 is estimated at Cdn$1.8 million. Denison’s expenditures are expected to be offset by revenue projected at Cdn$1.5 million from toll milling revenues and the proceeds from the sale of 25,000 lbs. U3O8 recovered from McClean Lake ores processed as part of the Cigar Lake commissioning efforts.

International

On its wholly owned Mutanga project in Zambia, the Company plans to carry out extensive programs of geological mapping and geochemical and geophysical surveying to increase the confidence in existing drill targets and identify new targets. At this point no exploration drilling is planned for 2013. The Zambian program will total an estimated US$3.5 million.

In Mongolia, mining licence applications for its four license areas were submitted in 2011 and the Company is continuing to work to restructure the Gurvan Saihan Joint Venture to meet the requirements of the Mongolian Nuclear Energy Law. In 2013, the Mongolian program is estimated at US$1.7 million. The focus in 2013 will be on the ongoing restructuring efforts and the work necessary to obtain the mining licenses.

Corporate

At the end of 2012, Mr. Jim Anderson and Mr. Don Campbell announced their retirement. Jim served as Executive V.P. and Chief Financial Officer of Denison for the past eight years. Don served as V.P. Commercial of Denison, and was with the Company for over 31 years. The Board of Directors would like to thank Jim and Don for their contributions to Denison over the years. Both Jim and Don will continue to consult with Denison and maintain their positions of Chief Financial Officer and V.P. Commercial, respectively, with Uranium Participation Corporation. Mr. David Cates was appointed V.P. Finance & Tax, and Chief Financial Officer of Denison on January 1, 2013. David was previously Director, Taxation for Denison and is based in the Company’s Toronto office.

About Denison

Denison Mines Corp. is a uranium exploration and development company with interests in exploration and development projects in Saskatchewan, Zambia and Mongolia. Including the world class Phoenix deposits, located on its 60% owned Wheeler River project, Denison’s exploration project portfolio includes 26 projects and totals over 330,000 hectares in the Eastern Athabasca Basin region of Saskatchewan. Denison’s interests in Saskatchewan also include a 22.5% ownership interest in the McClean Lake Joint Venture, which includes several uranium deposits and the McClean Lake uranium mill, one of the world’s largest uranium processing facilities, and a 25.17% interest in the Midwest deposit, which is located 15 kilometres from the McClean Lake mill. Internationally, Denison owns 100% of the conventional heap leach Mutanga project, in Zambia, and an 85% interest in the in-situ recovery projects held by the Gurvan Saihan Joint Venture, in Mongolia.

Denison is engaged in mine decommissioning and environmental services through its Denison Environmental Services (DES) division and is the manager of Uranium Participation Corporation (TSX-U), a publicly traded company which invests in uranium oxide in concentrates and uranium hexafluoride.

For more information, please contact

Ron Hochstein	(416) 979 – 1991 ext 232
President and Chief Executive Officer

Sophia Shane	(604) 689 - 7842
Investor Relations

Cautionary Statements

Certain information contained in this press release constitutes “forward-looking information”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and similar Canadian legislation concerning the business, operations and financial performance and condition of Denison.

Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur”, “be achieved” or “has the potential to”.

Forward looking statements are based on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Denison to be materially different from those expressed or implied by such forward-looking statements. Denison believes that the expectations reflected in this forward-looking information are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking information included in this press release should not be unduly relied upon. This information speaks only as of the date of this press release. In particular, this press release may contain forward-looking information pertaining to the following: the estimates of Denison’s mineral resources; capital expenditure programs; estimated production costs, exploration and development expenditures and reclamation costs; expectations of market prices and costs; supply and demand for uranium; possible impacts of litigation and regulatory actions on Denison; exploration, development and expansion plans and objectives; Denison’s expectations regarding raising capital and adding to its mineral resources through acquisitions and development; and receipt of regulatory approvals, permits and licences and treatment under governmental regulatory regimes.

There can be no assurance that such statements will prove to be accurate, as Denison’s actual results and future events could differ materially from those anticipated in this forward-looking information as a result of those factors discussed in or referred to under the heading “Risk Factors” in Denison’s Annual Information Form dated March 28, 2012, available at http://www.sedar.com, and in its Form 40-F available at http://www.sec.gov, as well as the following: global financial conditions, the market price of Denison’s securities, volatility in market prices for uranium; ability to access capital, changes in foreign currency exchange rates and interest rates; liabilities inherent in mining operations; uncertainties associated with estimating mineral reserves and resources and production; uncertainty as to reclamation and decommissioning liabilities; failure to obtain industry partner and other third party consents and approvals, when required; delays in obtaining permits and licenses for development properties; competition for, among other things, capital, acquisitions of mineral reserves, undeveloped lands and skilled personnel; public resistance to the expansion of nuclear energy and uranium mining; uranium industry competition and international trade restrictions; incorrect assessments of the value of acquisitions; property title risk; geological, technical and processing problems; the ability of Denison to meet its obligations to its creditors; actions taken by regulatory authorities with respect to mining activities; the potential influence of or reliance upon its business partners, and the adequacy of insurance coverage.

Accordingly, readers should not place undue reliance on forward-looking statements. These factors are not, and should not be construed as being, exhaustive. Statements relating to “mineral reserves” or “mineral resources” are deemed to be forward-looking information, as they involve the implied assessment, based on certain estimates and assumptions that the mineral reserves and mineral resources described can be profitably produced in the future. The forward-looking information contained in this press release is expressly qualified by this cautionary statement. Denison does not undertake any obligation to publicly update or revise any forward-looking information after the date of this press release to conform such information to actual results or to changes in Denison’s expectations except as otherwise required by applicable legislation.